SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan Oded Bashan Chief Executive Officer and Chairman

Date: July 28, 2010

Press Release

For Immediate Release

Tokheim, Europe’s Leading Supplier of Forecourt and Retail Automation
Equipment Selects OTI’s EasyFuel Solution

Paris, France and Iselin, NJ – July 26, 2010 - On Track Innovations Ltd, (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that Tokheim Group S.A.S. has selected OTI’s EasyFuel system to provide customers with a secure and reliable fuel management system incorporating vehicle identification. OTI's EasyFuel system has been integrated to Tokheim's FuelPOS.

Tokheim has Sales and Services Divisions in 27 countries and well established distribution channels in 120 countries.  Tokheim supplies dispensers for commercial and retail applications, payment terminals and electronic point of sale systems. Tokheim directly services more than 31,500 service stations across Europe. Tokheim has undertaken to standardize on EasyFuel for the European markets and to actively promote the integrated solution in such markets.

The integrated solution allows Tokheim to extend its current product offering whilst leveraging the experience gained by OTI in implementing fuel management systems.  The application parameters supported by EasyFuel are extensive enabling the integrated solution to support features such as fuel grade, expiry date, velocity checks and tank capacity.  Moreover, automated odometer and/or engine hour capture at the time of refuelling ensures that customers are provided with quality information to manage fuel consumption.  As the OTI Technology platform is microprocessor based and supports full read/write functionality, information on devices in the field and the application itself can be updated remotely.  The integrated EasyFuel/FuelPOS solution enables Tokheim to offer their customers nozzle in correct tank security whilst managing risk on the front end.

By positioning itself as a service provider in various markets, OTI has developed best practices over many years.  These best practices underpin the back office software tools which are licensed to partners in order to enable them to enhance their service offering.

Kurt Dillen, General Manager of the System and Electronic Business Unit stated, “This agreement will drive Tokheim to offer our customers an enhanced solution in a world where more and more features are required to protect against potential fraud and to manage the fuel business better.”

Oded Bashan, Chairman & CEO, OTI, stated, “This agreement is in line with our strategy to leverage our customers’ sale and marketing network and enhance their product offering to their existing customers – all with a view to increase market share and customer satisfaction.”

EasyFuel is a unique solution based on OTI’s proprietary technology and gives oil companies and fleets a unique advantage.  Some of its benefits:
•	Completely wireless - eliminates the need for cables in the station or fuel hose
•	Eliminates fuel fraud and reduces cash and paper handling
•	Easily installed using existing POS and fueling equipment; dispenser independent
•	Allows stations to offer 24-hour unattended refueling
•	Build customer loyalty by signing long-term contracts
•	Dramatically improve the turnaround time on the island
•	During each refueling EasyFuel reads the actual mileage from the odometer and/or engine hours and provides this information to fleet owners, thus providing a powerful fuel management tool

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About Tokheim
Tokheim Group S.A.S., based in Paris, France, is one of the world's leading manufacturers and service providers of fuel dispensing and automation equipment. With operations in many countries around the globe, Tokheim offers customers a complete range of fuel dispensers and pumps, retail automation systems, payment terminals, media devices, replacement parts and upgrade kits, and a full range of support services, including service station construction and maintenance. For more information, visit www.tokheim.com.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the expected deliveries to be generated from the orders from Tokheim or regarding the superiority of our technology. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com